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_______________________________________________________________________________


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

               ________________________________________________


                                    EXHIBITS
                                       TO
                                    FORM 10-Q

             Quarterly Report Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934

              ____________________________________________________


                            PINNACLE BANC GROUP, INC.

             (Exact name of registrant as specified in its charter)




_______________________________________________________________________________

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EXHIBIT 1.  REPORT FURNISHED TO SECURITIES HOLDERS.




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August 7, 1997



Dear Shareholder:

Pinnacle Banc Group, Inc. reported net income of $3,444,000, or $0.46 per fully diluted share, for the second quarter of 1997, compared with $2,238,000, or $0.34 per share earned in the second quarter of 1996, a per share increase of 35%. For the first six months of 1997, net income totalled $6,183,000, or $0.82 per share, compared with $3,794,000, or $0.58 per share, earned in the first six months of 1996, a per share increase of 41%. The return on average equity for the first six months of 1997 was 13.2% and the return on average assets amounted to 1.21%.

Total consolidated assets amounted to $1.022 billion, up 23% from the same quarter end in 1996. Total loans were $520 million compared to $331 million in the second quarter of 1996, a 57% increase. Total deposits were up 22% to $857 million. The balance sheet increases were primarily the result of the acquisition of Financial Security Corporation in September, 1996, although internal loan growth was 10% for the comparable period. Stockholders' equity totalled $104 million at June 30, 1997 resulting in a book value per share of $13.85, an increase of 17% over the second quarter end of 1996.

The primary factors contributing to the earnings increase for the second quarter and first six months of 1997 versus the same periods one year earlier were increases in net interest income and higher net gains on the sale of securities. Net interest income increased 32% for the first six months of 1997 compared with the same period one year earlier. The increase was the result of a 27% rise in average earning assets. In addition, Pinnacle's net interest margin was 3.60% on a year to date basis for 1997, up 11 basis points from the comparable period of 1996.

Net securities gains of $1,465,000 for the second quarter and $2,566,000 for the first six months of 1997 were recorded compared to a minimal amount of net gains (losses) in the same periods of 1996. The net gains on a year to date basis in 1997 consisted of gains of $2,842,000 recorded on the sale of equity securities as part of Pinnacle's equity investment program in other financial institutions and net losses of $276,000 from the sale of U. S. Treasury securities as part of Pinnacle's slope program.

Other operating income increased 15% for the second quarter and 14% for the first six months of 1997 compared to the same periods of one year ago. Other operating expense was up 12% and 18% for the quarter and year to date, respectively, with the acquisition contributing to the increase.

Non-performing assets totalled $9,858,000 at June 30, 1997, a decrease of $485,000, or 5%, from the amount at year end. The allowance for loan losses was $7,880,000, or 1.51% of loans at quarter end. Non-performing assets at June 30, 1997 were 1.89% of total loans plus other real estate owned, and amounted to 0.96% of total assets.

At the Board of Directors' meeting on July 15, 1997, the Board declared a dividend of $0.22 per share payable on August 7 to shareholders of record as of July 28.

Very truly yours,


/s/ JOHN J. GLEASON, JR.

John J. Gleason, Jr.
Vice Chairman and
Chief Executive Officer



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

                                PINNACLE BANC GROUP, INC.
                                  FINANCIAL HIGHLIGHTS
                                      (UNAUDITED)


                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                            QUARTER ENDED JUNE 30              YEAR TO DATE
                                            ---------------------              -------------
                                              1997          1996          1997             1996
                                            -------        -----          ----            -----
    INCOME STATEMENT
       Net interest income                  $8,374         $6,537        $16,467        $12,428
       Provision for loan losses                 0              0              0              0
       Net securities gains (losses)         1,465           (130)         2,566            133
       Non-interest income                   2,012          1,747          3,993          3,507
       Non-interest expense                  6,644          5,924         13,670         11,588
       Provision for income taxes            1,763             (8)         3,173            686
       Net income                            3,444          2,238          6,183          3,794

    BALANCE SHEET (END OF PERIOD)
       Total assets                     $1,021,641       $830,700
       Loans                               520,145        330,978
       Portfolio funds                     418,278        431,597
       Deposits                            856,773        705,013
       Debt                                 28,750         25,950
       Stockholders' equity                104,090         76,389

    PER SHARE DATA
       Earnings per share                  $  0.46        $  0.34        $  0.82        $  0.58
       Book value                            13.85          11.83          13.85          11.83
       Dividends                              0.22           0.21           0.44           0.42
       Cash earnings per share                0.54           0.42           0.98           0.73
       Tangible book value                   10.65           9.01          10.65           9.01

    RATIOS
       Return on average equity             14.7 %         12.8 %         13.2 %         10.7 %
       Return on average assets               1.36           1.10           1.21           0.94
       Net interest margin                    3.69           3.64           3.60           3.49
       Non-performing assets / total assets   0.96           0.87           0.96           0.87

    MARKET DATA
      Stock price range
      (DURING THE QUARTER):
          High                              $21.75         $23.00
          Low                                19.50          18.67
          Close                              21.00          19.33
       Annual dividend rate                   0.88           0.83

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